UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G105

(CUSIP Number)

Fares Zahir

c/o TMF Nominees Ltd,

2nd Floor, The Grand Pavilion,

Commercial Centre,

802 West Bay Road,

KY1-1003 Grand Cayman,

Cayman Islands

+1 345-949-72321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NTD: Please provide appropriate contact number.

CUSIP No. 39536G105	13D	Page 1 of 10 pages

1	Names of Reporting Persons Xeraya Cove Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,734,277
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,734,277

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,277
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person CO

CUSIP No. 39536G105	13D	Page 2 of 10 pages

1	Names of Reporting Persons Fares Zahir
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,734,277
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,734,277

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,277
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person IN

CUSIP No. 39536G105	13D	Page 3 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Xeraya Cove Ltd

Fares Zahir

Xeraya Cove Ltd is an exempted company organized under the laws of the Cayman Islands. Mr. Zahir is a citizen of Malaysia. The business address of the Reporting Persons is c/o Xeraya Capital Sdn Bhd, 26.03-26.08, Level 26, G Tower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia. Mr. Zahir’s principal business occupation is Chief Executive Officer and Co-Founder of Xeraya Capital. Xeraya Cove Ltd is principally engaged in the business of managing its investments, including in the securities of the Issuer.

Information with respect to the directors and executive officers of Xeraya Cove Ltd (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons, is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Contribution and Exchange Agreement (as defined below), Xeraya Cove Ltd and each of the Rollover Stockholders (as defined below) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other Rollover Stockholders are not the subject of this Schedule 13D. For a description of the relationship between Xeraya Cove Ltd and the other Rollover Stockholders, see Item 4 below.

During the last five years, the Reporting Persons have not been either (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 2, 2022 (the “Closing Date”), Environmental Impact Acquisition Corp., a Delaware corporation (“ENVI”), consummated a business combination with GreenLight Biosciences, Inc., a Delaware corporation (“Legacy GreenLight”), pursuant to the terms of the business combination agreement, dated August 9, 2021 (the “Business Combination Agreement”), among ENVI, GreenLight and Honey Bee Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ENVI (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy GreenLight, with Legacy GreenLight surviving the merger as a wholly owned subsidiary of ENVI (the “Business Combination”). In connection with the consummation of the Business Combination on the Closing Date, ENVI changed its name to GreenLight Biosciences Holdings, PBC and became a public benefit corporation.

CUSIP No. 39536G105	13D	Page 4 of 10 pages

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Business Combination, each outstanding share of capital stock of Legacy GreenLight was exchanged for shares of Common Stock of the Issuer, and outstanding Legacy GreenLight options and warrants to purchase shares of capital stock of Legacy GreenLight (whether vested or unvested) were converted into comparable options and warrants to purchase shares of Common Stock, in each case, based on an implied Legacy GreenLight fully diluted equity value of $1.2 billion.

In connection with the Business Combination, the Issuer completed the sale and issuance of 12,425,000 shares of Common Stock in a private placement at a purchase price of $10.00 per share pursuant to subscription agreements that had been entered into between the Issuer and certain institutional accredited investors, including Xeraya Cove Ltd, either concurrently with the execution of the Business Combination Agreement or subsequently in November 2021 (the “PIPE Financing”).

Item 4.	Purpose of Transaction.

Contribution and Exchange Agreement

On May 29, 2023, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2023 (the “Merger Agreement”), pursuant to which the Issuer will become a wholly owned subsidiary of SW ParentCo, Inc. (“Parent”) (the transactions, the “Merger”), Parent entered into a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) with certain stockholders of the Issuer, including Xeraya Cove Ltd, (each, a “Rollover Stockholder”), pursuant to which the Rollover Stockholders agreed to contribute in aggregate 120,521,038 shares of Common Stock (the “Rollover Shares”) to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share (the “Series A-2 Preferred Stock”), of Parent. Xeraya Cove Ltd agreed to contribute 1,734,277 shares of Common Stock. As of May 29, 2023, the total amount of Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of the Common Stock. The rollover transaction will close immediately prior to the effective time of the Merger. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement.

CUSIP No. 39536G105	13D	Page 5 of 10 pages

Pursuant to the terms of the Contribution and Exchange Agreement, Xeraya Cove Ltd agreed to the following:

•	Non-Tender of the Rollover Shares. Xeraya Cove Ltd agreed not to, directly or indirectly, tender any of its Rollover Shares into the Merger cash tender offering (the “Offer”), including any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act, in any manner, or enter into any agreement, transaction or arrangement that results or could reasonably be expected to result in such Rollover Shares being tendered or capable of being tendered into the Offer, including any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act. Xeraya Cove Ltd irrevocably and unconditionally waived the right to receive any Merger Consideration (as defined in the Merger Agreement) in respect of any shares of Common Stock for which Xeraya Cove Ltd is the beneficial owner of, including the Rollover Shares.

•	Voting Agreement. Xeraya Cove Ltd agreed to not vote any Rollover Shares in favor of, or consent to, and will vote against and not consent to, the approval of any: (i) Takeover Proposal (as defined in the Merger Agreement), other than the Merger and the other transactions contemplated by the Merger Agreement; (ii) corporate action or proposal submitted for approval by stockholders of the Issuer, the consummation of which could impede, interfere with, prevent or delay the consummation of the Offer or the Merger; or (iii) other corporate action or proposal submitted for approval by stockholders of the Issuer, substantially facilitating any of the matters described in the immediately preceding clauses (i) or (ii), or that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Xeraya Cove Ltd under the Contribution and Exchange Agreement or of any covenant, representation or warranty or any other obligation or agreement of the Issuer in the Merger Agreement. Xeraya Cove Ltd agreed to ensure that any other person having voting power with respect to any of its Rollover Shares, will not vote any Rollover Shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (iii) of the preceding sentence.

•	No Proxies for, Encumbrances on or Acquisition or Disposition of Shares. Except pursuant to the terms of the Contribution and Exchange Agreement, Xeraya Cove Ltd agreed not to, without the prior written consent of Parent and the Issuer, directly or indirectly: (i) grant any proxies, or enter into any voting trust or other contract, with respect to the voting of any Rollover Shares with respect to the matters described in clauses (i) through (iii) of the previous bullet; (ii) acquire beneficial or record ownership of, sell, assign, transfer, tender, encumber or otherwise dispose of, or enter into any contract with respect to the direct or indirect acquisition of beneficial or record ownership of, sale, assignment, transfer, tender, encumbrance or other disposition of, any such Rollover Shares or any other shares of capital stock of the Issuer; or (iii) subject to the qualifications set forth in Section 7 of the Contribution and Exchange Agreement, take any other action that would make any representation or warranty of Xeraya Cove Ltd contained therein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of Xeraya Cove Ltd’s obligations thereunder or the transactions contemplated thereby or by the Merger Agreement, or seek to do or solicit any of the foregoing actions. Notwithstanding anything to the contrary in the foregoing sentence, Xeraya Cove Ltd shall be permitted to transfer all or any portion of the Rollover Shares to any affiliate of Xeraya Cove Ltd or in connection with any distribution to any of its equity holders; provided, further, that any such transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all the terms of the Contribution and Exchange Agreement. If any involuntary transfer of Xeraya Cove Ltd’s Rollover Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Rollover Shares subject to all of the restrictions, liabilities and rights under the Contribution and Exchange Agreement, which shall continue in full force and effect until the valid termination of such agreement.

CUSIP No. 39536G105	13D	Page 6 of 10 pages

The foregoing description of the Contribution and Exchange Agreements does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Contribution and Exchange Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 39536G105	13D	Page 7 of 10 pages

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission on May 11, 2023:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xeraya Cove Ltd	1,734,277	1.1%	0	1,734,277	0	1,734,277
Fares Zahir	1,734,277	1.1%	0	1,734,277	0	1,734,277

The share amount reported herein consists of shares of Common Stock held directly by Xeraya Cove Ltd. Mr. Zahir is a director of Xeraya Cove Ltd and has investment authority with respect to the securities held by Xeraya Cove Ltd. As a result, Mr. Zahir may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Xeraya Cove Ltd.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Contribution and Exchange Agreement, the Rollover Stockholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by the other Rollover Stockholders and such shares are not the subject of this Schedule 13D.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

CUSIP No. 39536G105	13D	Page 8 of 10 pages

(d)       None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Contribution and Exchange Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.
2	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent. (incorporated by reference to Exhibit 99.3 to the Fall Line Capital, LLC Schedule 13D/A filed with the Securities and Exhange Commission on May 30, 2023)

CUSIP No. 39536G105	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023

Xeraya Cove Ltd

By:	/s/ Fares Zahir
Name:	Fares Zahir
Title:	Director

Fares Zahir

/s/ Fares Zahir

CUSIP No. 39536G105	13D	Page 10 of 10 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Xeraya Cove Ltd are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Fares Zahir	Chief Executive Officer	26.03-26.08 GTower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia	Malaysian
Cheah Chiang Eng	Chief Financial Officer	26.03-26.08 GTower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia	Malaysian
Aditya Puri	Partner, Investments	26.03-26.08 GTower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia	US